Filed by Publicis Groupe S.A.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Publicis Groupe S.A.; Omnicom Group Inc.

Filer’s SEC File No.: 001-14736

Date: March 31, 2014

Maurice Lévy (ML) and Richard Waters (RW)

FT Digital: Global Advertising Outlook

March 26, 2014

12:35 GMT

(Disclaimer: This is an approximate transcript, not exact quotes or statements)

RW: Let’s dive straight in. You’re trying to do a big merger that is going to change the industry & your company. I’ve got a few Qs about that. So, you’re going to be a co-CEO with JW. He’s difficult…well that was Freudian. He’s a different man. He has a different style. Culturally, this is a big cultural change. You can focus at the personality level; you’ve got to hit it off.

ML: It’s probably one of the most important questions. It will be difficult. Working with a French man would be difficult for me, if I was an American. It is a challenge because John is the CEO of Omnicom for 17 years. I’m the CEO of Publicis for 25, 26 years. We are used to working independently, making decision on our own, dealing with our team and if we have to evaluate a decision we do that with board members but not with someone who is on equal footing. We do not need to negotiate some decision that we each make on our own. So, having to sit down and come to a decision together is a challenge. This isn’t something I am discounting, it’s a real issue and I believe the experience I’m getting with him shows we have different points of view, we come from diff places. But we have the same ambition, will, and we have decided we will work together. I’m speaking to John as often as necessary, meeting on a regular basis and I’m not very afraid of the issues because despite the fact that we both have the 2 and 3 egos of the planet, we are coming to a point where we have achieved most goals we had. We have a very strong and successful career behind us. I think it will be challenging and we know it won’t be easy, but at the same time we have huge respect for each other.

RW: The last time I heard that was Sandy &? At Citibank and it didn’t work

ML: That was different because they never made a co-CEO. There was always one who was chairman and the other president.

RW: So this is straight power sharing

ML: It is a merger of equal. It isn’t one acquiring the other. It is P and O merging and creating a new company. It is NOT easy; I won’t tell you it’s a walk in the park. There will be obstacles and it’s better to know that in advance.

RW: So when is it going to happen? Why held up?

ML: Simple reasons. A lot of admin work to do with admin bodies. We got 14/15 jurisdictions agreements, including US, EU and a lot of other jurisdictions. We are waiting for the Chinese. We were expecting to get it prior to the Chinese New Year and it’s taking more time.

RW: Is it politics or bureaucracy?

ML: I don’t think so. To use the word that the minister used, you know competition and all this new way of dealing is something that is relatively new for the Chinese. We are still a communist country and dealing with competition isn’t something we are used to. We don’t have the people trained and we have a lot of time.

RW: How much longer until it’s finished?

ML: We hope it will be done in the next 3-5 weeks. We don’t think it will take more time. We had our last meeting last week when they asked their latest questions. Unless they have more questions I think it will be a matter of weeks.

RW: While you’re waiting for this to be completed you have a lot of clients who want to know how it will affect their relationships. What can you tell us about what you’re doing to reassure clients or to get some benefits quicker?

ML: Regarding the clients, since day 1 they have reacted enthusiastically. 1 or 2 had a few questions, on the Publicis side. We don’t expect to have any problems with any of our clients. Regarding how we are preparing our selves for the integration- we have created 73 integration groups. Work streams who have to work on things such as comp & ben, accounting, IT, communication, HR, training, and many other aspects. The only areas where we cannot yet work together is everything that can lead to a competition area. Like specific client or specific issues, we have to be extremely cautious. We don’t have the right.

RW: How much is this all about size at the end of the day? You’ll be bigger than Martin Sorrell,

ML: I’m already bigger- taller! (laughing)

RW: Your revenues will be ^^ and the others will be down here.…What do you think this will mean…

ML: What martin will do is what martin will decide to do. I’m not used to commenting on the strategy of my competitors. I’ll tell you what we can do and why we’ve done this merger. You’re reading the press, and what you see when it comes to digital is that it’s all about scale. It’s enormously important. When you think about the future and data, its clear that scale will be tremendously important criteria. When you don’t have scale, you won’t be able to invest correctly and competing against new players. If you look at a few competitors we had recently, they weren’t advertising agencies. We had people we are not used to finding against agencies in a pitch. Accenture, deloitte, this is interesting. This is increasing because in many areas we have to work not only with the CMO but also with the CIO- ex: the last meeting, which took place at Razorfish in NY and Uniqlo, we had in the room the CEO the CMO and the CIO and the CTO. The work we had to do was obviously about branding and marketing and advertising, about 25% of what we had to do and the other 75% had to do with technology, ecommerce, how are we going to sell to transact, and to make sure the target is receiving the message that it’s navigating through the right proposals and then at the end transacting, shopping, this is changing the way we work. More and more in the future we see clients who will ask us

RW: Why is scale important in all of this?

ML: Data. When you look at extracting the right target, we have to crunch zillions of data just to extract the right information and making sure the message is going through the right person.… generating an aura affect. Something working for the value of the brand and the impact the brand can have in people’s minds…luxury goods. Luxury goods aren’t bought by anyone who doesn’t know the brand. This is what is making the value of the brand. Extremely important to find the balance. When it comes to digital, the luxury is targeting the right person and making sure that person will act immediately.

RW: In approaching digital, you’ve done some big acquisitions. Omnicom builds it internally, how do you think this will go in the future?

ML: This is what is making us attractive. That’s the reason why a 9B dollars is equivalent to 14B dollars at the end of the day, in terms of value. We are dealing on a 50/50 basis because we have generated by acquisition a very strong digital arm which is penetrating in many areas and going far beyond what many agencies are doing…we are poor in CRM where they are very strong, and vice versa. This is something that makes a good balance and a good complementary. If we were more similar,

RW: If that were true, there would be more mergers.

ML: There will be more acquisitions and we have a few ideas that we’ve discussed with john. One step at a time.

RW: How are clients allocating budgets? TV? Social?

ML: Screens…glass because there is Google glasses and a few other devices that are coming and we think we will see multiple examples where screens play a bigger role.

RW: Does anyone have questions? I’ve got a lot more but let’s squeeze in a few. Pooling data. The privacy implications are tremendous. If you can get value out of it, it will be a very powerful thing. Are people ready?

ML: People are ready for that. There are ways of building profiles without entering into privacy. We have the fortune in France- don’t have many! - As we like regulatory bodies, we have created one “Commission informatique and liberte” in charge of protecting privacy and making sure we aren’t using it badly. This is in the government and in private companies. We learned how to extract information and how to create some avatars that represent a profile. You use that avatar to see what the profiles are looking like. You can build a target group based on this and looking at how they’re buying and communicating etc. We can move much further and there are a lot of new possibilities today. When you combine the information that people are searching for on the net plus the sites they are looking for plus their keywords, I can guarantee you don’t need their name or address, or their bank account, or anything private. We leave this to NSA- and they discovered French are pretty good at this.

Q: Kingdom Holding, question about the client base:

How will the merger translate for the client, as in how can I leverage as a client that entire network. How dotted is the line? Is it one stop shopping or is it each company on his own?

ML: Important question- how will we organize ourselves to make sure clients can leverage all assets and capabilities. If we had them working in silo, this wouldn’t take advantage of the scale. We need to work on matrix as well as on silo- when there is a client who wants only S&S, he’ll do that. When a client wants to work with S&S and Rapp for CRM and Digitas or Razorfish for Digital or SMG and ZO for media, we can build a team around. This is something we already do and tomorrow we’ll do it on a different scale with more talent and more assets.

Q: ?? The question of scalability is interesting. Until today, Publicis was creative company. How will you scale creativity?

ML: Creativity will not be less important, it will be extremely important. It will be the beauty and difficulty of managing a group of that scale. Scale will be very important, but when it comes to creativity, we have to give freedom to the people and organize the agencies in order for them to work without constraints when we have scale. Management of the operation is something we are used to because we have 60K people, it’s already large. We will have 130K people, so it won’t change that much. The difference between 5K and 60K is huge, but between 60K and 130K isn’t that different.

RW: Next year we’ll have you on stage with Martin Sorrell.

ML: I would love to be with Martin on stage. No problem!

RW: It’s a date, we’ll book it.

ML: He’s a great operator, has built an incredible company. Indisputably one of our strongest competitors. Have a lot of respect for WPP.

END

Publicis CEO Says China Merger Approval ‘A Matter of Weeks’

PARIS—Publicis Groupe SA (PUB.FR)’s Chief Executive Maurice Levy expects Chinese authorities to approve the merger with Omnicom Group Inc. ( OMC ) in the coming weeks, the last green light that is missing for the U.S. and French ad giants to complete their mega transborder merger.

Publicis and Omnicom were already given the green light from regulators in the U.S. and the European Union, along with a dozen other countries. But approval from China—a key market for the future advertising behemoth—has been dragging on for longer than expected.

“We were expecting to get the Chinese [approval] prior to new year but is taking a bit longer,” Mr Levy said, speaking at the Financial Times Digital Media Conference in London.

Mr Levy said that unless regulators have further questions to ask about the merger project, he would expect Chinese regulators to approve the merger in around three to five weeks. “It’s a matter of weeks,” he said.

Mr Levy admitted that the merger with Omnicom—which will form the world’s largest advertising group once completed— is not a “walk in the park”.

The long-time CEO of Paris-based owner of ad agencies such as Saatchi & Saatchi said that he and his future partner, Omnicom CEO John Wren, are aware that working together won’t be easy. Mr Levy and Mr Wren will act as co-CEO’s for an initial period of 30 months.

“We are used to make our decisions independently…so having to sit down and coming to decisions together will probably challenging,” Mr Levy said.

But Mr Levy said he was not afraid of the challenge as both his and Mr Wren’s ambitions and goals were the same.

-Ruth Bender, Dow Jones Newswires

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning Omnicom, Publicis, Publicis Omnicom Group, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Omnicom and Publicis as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; losses on media purchases and production costs incurred on behalf of clients; reductions in client spending, a slowdown in client payments and changes in client communication requirements; failure to manage potential conflicts of interest between or among clients; unanticipated changes relating to competitive factors in the advertising and marketing industries; ability to hire and retain key personnel; ability to successfully integrate the companies’ businesses; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including clients, employees and competitors; ability to attract new clients and retain existing clients in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Omnicom’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”) and those described in Publicis’s annual reports, registration documents and other documents filed from time to time with the French financial market regulator (Autorité des Marchés Financiers or “AMF”). Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Publicis Omnicom Group will file with the SEC a registration statement on Form S-4, which will include the proxy statement of Omnicom that also constitutes a prospectus of Publicis Omnicom Group (the “proxy statement/prospectus”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY

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WILL CONTAIN IMPORTANT INFORMATION ABOUT OMNICOM, PUBLICIS, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Corporate Secretary, Omnicom Group Inc., 437 Madison Avenue, New York, NY 10022, (212) 415-3600 (for documents filed with the SEC by Omnicom) or Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00 (for documents filed with the SEC by Publicis or Publicis Omnicom Group).

IMPORTANT ADDITIONAL INFORMATION WILL BE MADE AVAILABLE IN AN AFM APPROVED PROSPECTUS

Publicis Omnicom Group will make publicly available a prospectus, approved by the Dutch financial markets regulator (Stichting Autoriteit Financiële Markten or “AFM”), with respect to the issuance of new shares as a result of the proposed transactions and their admission to trading on a regulated market in the European Union (including any supplement thereto, the “Admission Prospectus”). The Admission Prospectus will be passported by the AFM to the AMF with a view to the admission of Publicis Omnicom Group shares to listing on Euronext Paris. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE ADMISSION PROSPECTUS, AND OTHER RELEVANT DOCUMENTS, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLICIS, OMNICOM, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Admission Prospectus from Publicis Omnicom Group on Publicis’s website at www.publicisgroupe.com or by contacting Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

IMPORTANT ADDITIONAL INFORMATION FOR PUBLICIS SHAREHOLDERS

Publicis will prepare a report to be made available in connection with the Publicis meeting of shareholders called to approve the proposed transactions (the “Report”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REPORT, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE AMF, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLICIS, OMNICOM, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Report from Publicis on its website at www.publicisgroupe.com or by contacting Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

NO EEA PROSPECTUS UNTIL ADMISSION PROSPECTUS

No prospectus is required under the European Economic Area Prospectus Directive 2003/71/EC, as amended and as transposed in Dutch and French law, and no such prospectus or document will be made available until the Admission Prospectus is made available.

PARTICIPANTS IN THE SOLICITATION

Omnicom, Publicis and Publicis Omnicom Group and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Omnicom in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of Omnicom in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Omnicom’s directors and executive officers is contained in Omnicom’s Annual Report on Form 10-K for the year ended December 31, 2013 and its Proxy Statement on Schedule 14A, dated April 11, 2013, which are filed with the SEC.

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Publicis: le feu vert chinois à la fusion avec Omnicom est une “question de semaines” - PDG

PARIS (Dow Jones)—Maurice Lévy, président du directoire de Publicis (PUB.FR), s’attend à ce que les autorités chinoises approuvent le projet de fusion du groupe publicitaire avec l’américain Omnicom (OMC) dans les semaines qui viennent. Ce feu vert lèverait le dernier obstacle à la création du premier groupe publicitaire mondial, qui sera baptisé Publicis Omnicom Group.

Publicis et Omnicom ont déjà obtenu l’approbation des régulateurs américains et européens, ainsi que d’une dizaine d’autres pays. L’obtention de l’autorisation de la Chine - marché clé pour le futur géant de la publicité - prend beaucoup plus longtemps que prévu.

“Nous pensions obtenir [le feu fert] chinois avant le Nouvel An, or le processus se révèle un peu plus long”, a déclaré Maurice Lévy, qui s’exprimait lors de la conférence Digital Media organisée à Londres par le Financial Times.

A moins qu’ils n’aient besoin d’informations supplémentaires sur le projet de fusion, les régulateurs chinois devraient approuver l’opération d’ici trois à cinq semaines, a estimé le dirigeant. “C’est une question de semaines”.

Maurice Lévy a reconnu que la fusion avec Omnicom n’était “pas une sinécure”, ajoutant que son futur partenaire, John Wren, directeur général d’Omnicom, et lui-même avaient bien conscience qu’il ne leur serait pas facile de travailler ensemble.

Les deux hommes dirigeront la société en tant que co-directeurs généraux durant une période initiale d’intégration et de développement de 30 mois.

“Nous sommes habitués à prendre nos décisions en toute indépendance... en conséquence, s’asseoir ensemble pour prendre des décisions communes sera probablement difficile”, a reconnu Maurice Lévy.

-Ruth Bender, Dow Jones Newswires

Avertissement

Ce communiqué contient des informations prospectives (y compris au sens du Private Securities Litigation Reform Act de 1995) concernant Omnicom, Publicis, Publicis Omnicom Group, l’opération envisagées et d’autres sujets. Ces déclarations peuvent envisager des objectifs, intentions et anticipations portant sur des plans, tendances, évènements futurs, résultats d’opérations, conditions financières ou autres fondées sur des croyances actuelles des managements d’Omnicom et de Publicis ainsi que sur les hypothèses faites par eux et l’information dont ils disposent actuellement. Les informations prospectives peuvent être accompagnées de mots tels que « viser », « anticiper », « croire », « planifier », « pourrait », « serait », « devrait », « estimer », « s’attendre à », « prévoir », « avenir », « orientation », « avoir l’intention », « peut », « sera », « possible », « potentiel », « prédire », « projeter » ou des mots, phrases ou expressions comparables. Ces informations prospectives sont sujettes à divers risques et incertitudes, dont plusieurs échappent au contrôle des parties. Par conséquent, il ne doit pas être accordé une confiance indue à ces informations. Les facteurs qui pourraient faire que les résultats réels diffèrent substantiellement de ces informations prospectives comprennent : le défaut d’obtention des approbations réglementaires applicables ou de celles des actionnaires en temps voulu ou autre ; le non-respect d’autres conditions suspensives à la réalisation de l’opération proposée ; le risque que les nouvelles activités ne soient pas intégrées avec succès ou que les sociétés combinées ne réalisent pas les économies, les impôts différés actifs, les synergies ou la croissance estimés, ou que ces bénéfices prennent plus de temps que prévu à se réaliser ; l’impossibilité de réaliser les avantages escomptés des opérations combinées ; les risques liés à des coûts d’intégration imprévus ; les pertes sur les achats média et les coûts de production engagés pour le compte des clients ; la réduction des dépenses des clients, des retards de paiement des clients et l’évolution des besoins de communication des clients ; l’incapacité à gérer les conflits d’intérêts potentiels entre ou propres aux clients ; les changements imprévus liés à des facteurs concurrentiels dans les industries de la publicité et du marketing ; la capacité d’embaucher et de retenir le personnel clé ; la capacité d’intégrer avec succès les activités des sociétés ; l’impact potentiel de l’annonce ou de la réalisation de l’opération proposée sur les relations avec des tiers, y compris les clients, les employés et les concurrents ; la capacité d’attirer de nouveaux clients et fidéliser les clients existants de la manière prévue ; la dépendance à l’égard de et l’intégration des systèmes de technologie de l’information ; les changements dans les législations et réglementations gouvernementales affectant les sociétés ; les conditions économiques internationales, nationales ou locales, ou les conditions sociales ou politiques qui pourraient nuire aux sociétés ou à leurs clients ; les conditions sur les marchés du crédit, les risques associés aux hypothèses que les parties font en relation avec les estimations comptables critiques et les procédures judiciaires des parties ; et les opérations internationales des parties, qui sont soumis aux risques de fluctuations des devises et au contrôle des changes. La liste de facteurs qui précède n’est pas exhaustive. Ces facteurs doivent être examinés attentivement, ainsi que les autres risques et incertitudes qui affectent les activités des parties, y compris ceux décrits dans le rapport annuel d’Omnicom sur le formulaire Form 10-K, ses rapports trimestriels sur le formulaire Form 10-Q, ses rapports d’information permanente sur le formulaire Form 8-K et dans les autres éventuels documents déposés auprès de la Securities and Exchange Commission (la « SEC ») ainsi que ceux décrits dans les rapports annuels et Documents de Référence de Publicis et dans les autres éventuels documents déposés auprès de l’autorité française des marchés financiers (Autorité des marchés financiers ou « AMF »). Sauf la loi applicable l’exige, les parties ne sont soumises à aucune obligation de mettre à jour ces informations prospectives.

Absence d’Offre ou de Sollicitation

Cette présentation n’est pas destinée à être et ne constitue pas une offre de vente ou la sollicitation d’une offre de souscription ou d’achat, ni une sollicitation d’achat ou de souscription pour des valeurs mobilières ou la sollicitation de vote, et ce dans aucun pays, conformément aux opérations proposées ou autres, et aucune vente, délivrance ou transfert de valeurs mobilières ne doit intervenir dans une quelconque juridiction en violation de la législation applicable. Aucune offre de titres ne sera faite, excepté au moyen d’un prospectus répondant aux exigences de la Section 10 du Securities Act de 1933, dans sa version actuel, et de la réglementation européenne applicable. Sous réserve de certaines exceptions qui auront été approuvées par les organismes de réglementation compétents ou de certains éléments qui devront être confirmés, l’offre ou la proposition au public ne sera pas faite, directement ou indirectement, dans ou à destination d’une juridiction où cela constituerait une violation des lois qui y sont en vigueur, ou par l’utilisation de tout moyen de communication (y compris, sans que cette liste soit exhaustive, par courrier, facsimile, téléphone ou Internet) ou au moyen d’infrastructures de marché d’une telle juridiction.

Informations Complémentaires Importantes devant être déposées auprès de la SEC

Publicis Omnicom Group déposera auprès de la SEC un document d’enregistrement (registration statement) selon un formulaire Form S-4, qui comprendra la circulaire de sollicitation de procurations (proxy statement) d’Omnicom et qui constitue également un prospectus de Publicis Omnicom Group (le « prospectus/proxy »). LES INVESTISSEURS ET LES ACTIONNAIRES SONT PRIÉS DE LIRE ATTENTIVEMENT LE PROSPECTUS/PROXY COMMUN, AINSI LES AUTRES DOCUMENTS PERTINENTS DEVANT ÊTRE DEPOSÉS AUPRÈS DE LA SEC, DANS LEUR INTEGRALITÉ ET DÈS QU’ILS SERONT DISPONIBLES, CAR ILS CONTIENDRONT DES INFORMATIONS IMPORTANTES SUR OMNICOM, PUBLICIS, PUBLICIS OMNICOM GROUP, LES OPERATIONS PROPOSÉES AINSI QUE D’AUTRES SUJETS CONNEXES. Les investisseurs et les actionnaires pourront obtenir des exemplaires gratuits du prospectus/proxy et d’autres documents de procuration déposés auprès de la SEC par les parties sur le site Web de la SEC à l’adresse www.sec.gov. En outre, les investisseurs et les actionnaires pourront obtenir des exemplaires gratuits du prospectus/proxy et des autres documents déposés auprès de la SEC par les parties en contactant Relations-investisseurs, (pour les documents déposés auprès de la SEC par Omnicom) ou Relations-investisseurs, 133, avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00 (pour les documents déposés auprès de la SEC par Publicis ou par Publicis Omnicom Group).

Informations Complémentaires Importantes devant être rendues publiques dans un Prospectus visé par l’AFM

Publicis Omnicom Group rendra public un prospectus, visé par l’Autorité néerlandaise des marchés financiers (Stichting Autoriteit Financiële Markten ou « AFM »), relatif à l’émission d’actions nouvelles à la suite de l’opération proposée et à leur admission à la négociation sur un marché réglementé de l’Union européenne (en ce compris tout supplément afférent, le « Prospectus d’Admission »). Le Prospectus d’Admission sera approuvé par l’AFM et transmis à l’AMF selon la procédure du passeport européen en vue de l’admission des actions de Publicis Omnicom Group à la négociation sur Euronext Paris. LES INVESTISSEURS ET LES ACTIONNAIRES SONT PRIÉS DE LIRE ATTENTIVEMENT LE PROSPECTUS D’ADMISSION, AINSI LES AUTRES DOCUMENTS PERTINENTS, DANS LEUR INTEGRALITÉ ET DÈS QU’ILS SERONT DISPONIBLES, CAR ILS CONTIENDRONT DES INFORMATIONS IMPORTANTES SUR OMNICOM, PUBLICIS, PUBLICIS OMNICOM

GROUP, LES OPERATIONS PROPOSÉES AINSI QUE D’AUTRES SUJETS CONNEXES. Les investisseurs et les actionnaires pourront obtenir des exemplaires gratuits du Prospectus d’Admission de Publicis Omnicom Group sur le site de Publicis à l’adresse www.publicisgroupe.com ou en contactant Relations-investisseurs, 133, avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

Informations supplémentaires importantes à destination des actionnaires de Publicis

Publicis préparera un rapport qui sera mis à disposition des actionnaires dans le cadre de l’assemblée générale de Publicis appelée à statuer sur l’opération proposée (le « Rapport »). LES INVESTISSEURS ET LES ACTIONNAIRES SONT PRIÉS DE LIRE ATTENTIVEMENT LE RAPPORT, AINSI QUE LES AUTRES DOCUMENTS PERTINENTS DEVANT ÊTRE DEPOSÉS AUPRÈS DE l’AMF, DANS LEUR INTEGRALITÉ ET DÈS QU’ILS SERONT DISPONIBLES, CAR ILS CONTIENDRONT DES INFORMATIONS IMPORTANTES SUR PUBLICIS, OMNICOM, PUBLICIS OMNICOM GROUP, LES OPERATIONS PROPOSÉES AINSI QUE D’AUTRES SUJETS CONNEXES. Les investisseurs et les actionnaires pourront obtenir des exemplaires gratuits du Rapport de Publicis sur son site Web à l’adresse www.publicisgroupe.com ou en contactant Relations-investisseurs, 133, avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

Absence de Prospectus EEE jusqu’au Prospectus d’Admission

Aucun prospectus n’est exigé dans l’Espace Economique Européen (EEE) en vertu de la Directive Prospectus 2003/71/CE, telle que modifiée et transposée en droit néerlandais et en droit français, et aucun prospectus ou document ne sera mis à disposition jusqu’à ce que le Prospectus d’Admission soit mis à disposition.

Participants à la Sollicitation

Omnicom, Publicis Groupe, Publicis Omnicom et les membres de leurs organes d’administration, de surveillance et de direction et leurs dirigeants respectifs peuvent être considérés comme des participants à la sollicitation de procurations (solicitation of proxies) auprès des actionnaires d’Omnicom en rapport avec les opérations proposées visées par le prospectus/proxy. Les informations concernant les personnes qui sont, en vertu de la règlementation de la SEC, considérées comme des participants à la sollicitation des actionnaires d’Omnicom dans le cadre des opérations envisagées, comprenant notamment une description de leurs intérêts directs ou indirects par la détention d’actions ou autres, seront incluses dans le prospectus/proxy lorsqu’il sera déposé auprès de la SEC. Les informations concernant les administrateurs et les dirigeants d’Omnicom sont présentées dans son rapport annuel sur le formulaire Form 10-K pour l’exercice clos le 31 décembre 2013 et sur son Proxy Statement du Schedule 14A en date du 11 avril 2013, qui sont déposés auprès de la SEC.